The following graph and table compare the cumulative total stockholder return on our common stock, the NASDAQ Composite Index and The Street.com Internet Sector Index. The graph and table assume that $100 was invested in our common stock, the NASDAQ Composite Index and The Street.com Internet Sector Index on September 30, 2002, and calculates the annual return through September 30, 2006. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.



	Keynote Systems, Inc.	NASDAQ Composite Index	The Street.com Internet Sector index
September 30, 2002	$100	$100	$100
September 30, 2003	171	152	198
September 30, 2004	216	162	246
September 30, 2005	198	184	301
September 30, 2006	161	193	327